Exhibit 99.1

REITAR LOGTECH HOLDINGS LIMITED ANNOUNCES SIGNING OF STRATEGIC MEMORANDUM OF UNDERSTANDING WITH RICH HARVEST AGRICULTURAL PRODUCE LIMITED

Collaborating on Establishing “Blockchain + Stablecoin + Smart Cold Chain” Smart Agricultural Ecosystem

Hong Kong, June 26, 2025 — Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or the “Company”), a comprehensive logistics solutions provider and innovator in smart logistics technology, today announced that it has entered into a non-binding Memorandum of Understanding (the “MOU”) with Rich Harvest Agricultural Produce Limited (“Rich Harvest”), a Hong Kong-based integrated agriculture enterprise. The MOU outlines the parties’ intent to explore collaboration opportunities to integrate blockchain traceability, digital payment solutions, and smart cold chain technologies in cross-border agricultural supply chains.

Collaboration Overview

The parties intend to explore the development of an integrated technology platform that would combine blockchain-based traceability systems with automated cold chain infrastructure. Rich Harvest operates multiple farming bases across mainland China covering approximately 1,333 hectares (20,000 mu), with established farm-to-table traceability systems using barcode and RFID tracking. Under the proposed collaboration, Rich Harvest would leverage Reitar’s expertise in automated cold chain infrastructure and technology solutions.

The Company’s contributions to the potential collaboration would include:

●	IoT sensing technology for real-time monitoring

●	Access to large automated cold storage facilities in Hong Kong

●	Token-based financing models for supply chain operations

Strategic Framework

The MOU outlines the parties’ intent to explore three potential collaboration areas:

Blockchain Traceability System Development: Co-development of a ledger system for recording farming, harvesting, and transportation data to enhance end-to-end visibility in the supply chain.

Digital Payment Integration: Subject to applicable regulatory approvals and requirements, explore the implementation of digital payment solutions that could include the Company’s proposed stablecoin payment system to potentially automate settlements and related processes.

Smart Cold Chain Integration: Integration of Rich Harvest’s agricultural operations with Reitar’s automated cold storage capabilities and logistics solutions, exploring AI-driven temperature control and inventory management systems.

Implementation Timeline

The MOU contemplates a phased approach to potential collaboration:

Phase 1 (targeted for Q4 2025): Potential pilot program involving approximately 30 tons per day of vegetable exports from Rich Harvest’s Guizhou farming base to Hong Kong, with deployment of IoT sensors at harvest and packaging stations and integration with Reitar’s large Kwai Chung cold storage facility as a central distribution hub.

Phase 2 (targeted for Q1 2026): Potential onboarding of Hong Kong supermarkets and wet markets for digital payment settlement systems.

Terms of the MOU

The MOU is non-binding and represents the parties’ intent to explore potential collaboration opportunities. The parties intend to execute definitive agreements within 120 days following the signing of the MOU. The MOU has an initial term of 24 months and may be terminated by either party with 90 days’ written notice. Any definitive collaboration would be subject to the execution of binding agreements and applicable regulatory approvals.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events. Actual results may differ materially from those expressed in forward-looking statements due to various factors, including the non-binding nature of the MOU, the need for definitive agreements, regulatory approvals, technical feasibility, market conditions, and the parties’ ability to successfully integrate their respective operations and technologies. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, except as may be required by law.

About Rich Harvest Agricultural Produce Limited

Founded in 2006, Rich Harvest is a vertically integrated agriculture enterprise that supplies daily fresh vegetable, fresh fruits, chickens, ducks, gooses, lambs, porks, & beefs to Hong Kong, Macau, and mainland China. The company operates farming bases across mainland China covering over 1,333 hectares through its “Company + Farmers” model, which provides seeds, organic fertilizers, organic feeds and technical guidance to farming operations. Rich Harvest maintains its ezTRACK platform for full supply chain traceability, with exports complying with SGS international standards and government quality systems.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and innovative integration and application of logistics technologies through its end-to-end logistics solution business model. The Company integrates smart warehousing, supply chain optimization, and technology solutions across global markets. Its business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For more information, please contact:

Ms. Crystal Yip	Ms. Chelsie Tam
Tel：9587 3234 / 3461 3661	Tel：6094 3336 / 3461 3750
Email：crystalyip@reitar.io	Email：chelsietam@reitar.io